Exhibit 3.2

ARTICLES OF AMENDMENT

OF

SOUTHERN COMMERCE BANCORP, INC.

The undersigned corporation, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, hereby executes the following articles of amendment and sets forth:

1. The name of the corporation is Southern Commerce Bancorp, Inc. (the “Corporation”).

2. Article 1 of the Corporation’s Articles of Incorporation shall be deleted in its entirety and replaced with the following:

“Article 1. Name. The name of the corporation is “Southern National Bancorp of Virginia, Inc.” (hereinafter referred to as the “Corporation”).”

3. The foregoing amendment was adopted on January 31, 2005.

4. The foregoing amendment was adopted by the unanimous consent of the shareholders.

Executed in the name of the Corporation by:

/s/ Georgia S. Derrico	January 31, 2005
Georgia S. Derrico, Chairman of the Board and Chief Executive Officer

Corporation’s SCC Corporate ID No.: 0622658-3